================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                               Pure Biofuels Corp.
                               -------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    74621R104
                                 --------------
                                 (CUSIP Number)

                         Plainfield Asset Management LLC
                               55 Railroad Avenue
                               Greenwich, CT 06830
                           Attention: General Counsel
                            Telephone: (203) 302-1700
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 26, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP NO.: 74621R104                    13D

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Plainfield Special Situations Master Fund Limited
               I.R.S. Identification No. 98-0451872
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                122,910,851 shares(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                122,910,851 shares(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       122,910,851 shares(1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.1%(1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO, HC
--------------------------------------------------------------------------------

(1) Includes 11,650,000 shares of common stock acquired by the Reporting Persons and 111,260,851 that the Reporting Persons have the right to acquire upon conversion of convertible notes and exercise of warrants. See Item 5.

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Plainfield Peru I LLC
       I.R.S. Identification No. 26-0816482
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                122,910,851 shares(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                122,910,851 shares(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       122,910,851 shares(1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.1%(1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

(1) Includes 11,650,000 shares of common stock acquired by the Reporting Persons and 111,260,851 that the Reporting Persons have the right to acquire upon conversion of convertible notes and exercise of warrants. See Item 5.

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Plainfield Peru II LLC
       I.R.S. Identification No. 26-0816494
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                122,910,851 shares(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                122,910,851 shares(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       122,910,851 shares(1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.1%(1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

(1) Includes 11,650,000 shares of common stock acquired by the Reporting Persons and 111,260,851 that the Reporting Persons have the right to acquire upon conversion of convertible notes and exercise of warrants. See Item 5.

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Plainfield Asset Management LLC
       I.R.S. Identification No.: 20-2332356
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                122,910,851 shares(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                122,910,851 shares(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       122,910,851 shares(1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.1%(1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IA, OO
--------------------------------------------------------------------------------

(1) Includes 11,650,000 shares of common stock acquired by the Reporting Persons and 111,260,851 that the Reporting Persons have the right to acquire upon conversion of convertible notes and exercise of warrants. See Item 5.

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Max Holmes
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                122,910,851 shares(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                -0-
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                122,910,851 shares(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       122,910,851 shares(1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.1%(1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

(1) Includes 11,650,000 shares of common stock acquired by the Reporting Persons and 111,260,851 that the Reporting Persons have the right to acquire upon conversion of convertible notes and exercise of warrants. See Item 5.

Item 1. Security and Issuer

ITEM 1 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

     This Amendment No. 2 (this "Amendment") amends certain information in the statement on Schedule 13D (the "Initial Statement") initially filed on September 19, 2007 by the Reporting Persons (as defined below), as amended on January 31, 2008, relating to shares of common stock, par value $0.001 per share (the "Common Stock"), of Pure Biofuels Corp. (the "Issuer"), which has its principal executive office at 9440 Little Santa Monica Blvd., Suite 401, Beverly Hills, CA 90210.

Item 2. Identity and Background

ITEM 2 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

     (a)-(c); (f) This Amendment is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Plainfield Special Situations Master Fund Limited, a Cayman Islands exempted company ("Master Fund"); (ii) Plainfield Peru I LLC, a Delaware limited liability company ("Peru I"); (iii) Plainfield Peru II LLC, a Delaware limited liability company ("Peru II"); (iv) Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and (v) Max Holmes, an individual. The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Exchange Act.

     The Reporting Persons are filing jointly and the Joint Filing Agreement among the Reporting Persons is incorporated by reference as an exhibit hereto and incorporated herein by reference.

     Set forth below is certain information relating to each of the Reporting
Persons:

     (1) Plainfield Special Situations Master Fund Limited

     Master Fund is a Cayman Islands exempted company. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is 55 Railroad Avenue, Greenwich, CT 06830. The Manager of Master Fund is Asset Management. The Directors of Master Fund are: Max Holmes, David Bree and Aldo Ghisletta (collectively referred to as the "Master Fund Directors"). Max Holmes and David Bree are each citizens of the United States of America. Aldo Ghisletta is a citizen of Switzerland.

     (2) Plainfield Peru I LLC

     Peru I is a Delaware limited liability company and is wholly-owned by Master Fund. The principal activity of Peru I is to hold investments in the Issuer. The principal business address of Peru I is 55 Railroad Avenue, Greenwich, CT 06830. The sole member of Peru I is Master Fund.

     (3) Plainfield Peru II LLC

     Peru II is a Delaware limited liability company and is wholly-owned by Master Fund. The principal activity of Peru II is to hold investments in the Issuer. The principal business address of Peru I is 55 Railroad Avenue, Greenwich, CT 06830. The sole member of Peru II is Master Fund.

     (4) Plainfield Asset Management LLC

     Asset Management is a Delaware limited liability company. The principal activity of Asset Management is to serve as a registered investment adviser. The principal business address of Asset Management is 55 Railroad Avenue, Greenwich, CT 06830. The managing member and chief investment officer of Asset Management is Max Holmes. Asset Management disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     (5) Max Holmes

     Max Holmes is a citizen of the United States of America. The business address of Max Holmes is 55 Railroad Avenue, Greenwich, CT 06830. Max Holmes is the chief investment officer of Asset Management. Max Holmes disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     (d); (e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

ITEM 3 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     On March 26, 2008, the Issuer entered into a first amendment to the securities purchase agreement (the "Amended Purchase Agreement") with Peru I and Peru II. The Amended Purchase Agreement amends the securities purchase agreement (the "Purchase Agreement") dated as of September 12, 2007, pursuant to which the Issuer agreed to sell to Peru I and Peru II (i) the Shares, (ii) the Convertible Note, and (iii) the Warrants. Pursuant to the Amended Purchase Agreement, the Issuer agreed to sell to Peru I $5,000,000 aggregate principal amount of its 10%/12% senior convertible PIK election notes due September 12, 2012 convertible into Common Stock at a conversion price of $0.30 (the "Additional Convertible Note"). Concurrent with the issuance of the Additional Convertible Note, pursuant to the terms of the Amended Purchase Agreement, the conversion price of the Convertible Note and $610,000 aggregate principal amount of PIK Interest Notes issued on March 15, 2008 as payment of interest on the Convertible Note (the "PIK Interest Note") was adjusted to $0.30. The Convertible Note, the Additional Convertible Note and the PIK Interest Note are collectively referred to as the "Notes".

     Peru I used investment funds in the amount of $5,000,000.00 provided by Master Fund to purchase from the Issuer the Additional Convertible Note.

     In addition, pursuant to the Amended Purchase Agreement, Peru I and Peru II have the right to designate up to a total of three Plainfield Directors (as defined below) to the Issuer's board of directors and the Issuer has agreed that the board of directors will consist of no more than six directors.

Item 4. Purpose of Transaction

ITEM 4 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     On March 18, 2008, Chris Tewell was elected as Chairman of the Board of Directors and as a director of the Issuer. Mr. Tewell is a Senior Advisor to Asset Management. As previously reported, pursuant to the Purchase Agreement, Eric Reehl, a Managing Director of Asset Management was appointed as a director of the Issuer on September 12, 2007.

     On March 26, 2008, pursuant to the terms of the Amended Purchase Agreement, the Issuer's board of directors adopted an amendment to its amended and restated bylaws (the "First Amendment to the Bylaws"). The First Amendment to the Bylaws:
(i) eliminates the requirement that a majority of the members of the board of directors be Independent Directors (as defined in the amended and restated bylaws), (ii) eliminates the requirement that all of the members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee be Independent Directors and (iii) provides that a quorum of the Board of Directors will require the presence of the Plainfield Director(s).

     Master Fund has held discussions with members of the Issuer's management regarding providing additional financing to the Issuer. Such financing may consist of the purchase of additional securities and/or making additional loans under the Issuer's credit agreement. Master Fund intends to monitor the Issuer's business, trading performance, operating results, financial position and prospects and may modify its plans in the future.

     Except as otherwise disclosed in this Amendment, at the present time the Reporting Persons have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

ITEM 5 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

     (a); (b) Peru II beneficially owns 70,877,517 shares of Common Stock, consisting of (i) 11,650,000 shares of Common Stock of which it is the owner of record, and (ii) 59,227,517 shares of Common Stock issuable upon exercise of the Warrants, representing approximately 37.51% of the outstanding Common Stock (assuming the exercise of the Warrants and conversion of the Notes). Peru II has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

     Peru I beneficially owns 52,033,334 shares of Common Stock, all of which are issuable upon conversion of the Notes representing in the aggregate approximately 27.54% of the outstanding Common Stock (assuming the exercise of the Warrants and conversion of the Notes). Peru I has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares.

     Master Fund is the sole member of Peru I and Peru II and therefore may be deemed to have beneficial ownership of (and the power to vote and dispose of) the shares of common stock beneficially owned by Peru I and Peru II. Asset Management, as Master Fund's investment adviser, and Max Holmes, an individual, by virtue of his position as managing member and chief investment officer of Asset Management also may be deemed to beneficially own (and have the power to vote and dispose of) such shares. Asset Management and Max Holmes disclaims any beneficial ownership of the Common Stock beneficially owned by Master Fund, Peru I or Peru II.

     Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

ITEM 6 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     On March 13, 2008, the Issuer entered into an agreement (the "Agreement") by the Issuer and the Borrowers under the Loan Agreement (the "Loan Agreement"), dated as of September 12, 2007, by and between the Issuer, the Borrowers and Master Fund, as lender and administrative agent. Pursuant to the Agreement, the Borrowers drew down an additional $818,000 (the "Additional Loan") under the Loan Agreement. In consideration for Master Fund funding the additional money to the Issuer, the Borrowers agreed to (1) execute and deliver all amendments and reaffirmations of the Loan Agreement and related documents and take all such other actions as Master Fund requires in connection with the making of the Additional Loan; (2) reset the exercise price of the warrants owned by Peru II to purchase 59,104,912 shares of the Issuer's common stock from $0.60 to $0.30;
(3) take all actions necessary to (a) increase the number of Plainfield Directors from 1 to either 2 or 3, at the sole discretion of Peru I and Peru II,
(b) cause Christopher Tewell to be elected the chairman of the board of directors of the Issuer and (c) provide such designated Plainfield Directors with certain blocking rights they may specify; and (4) pay all costs and expenses paid or incurred by Master Fund in connection with the foregoing within five days following written notice from Master Fund of the amount so incurred or paid by Master Fund.

     On March 26, 2008, an amended and restated stockholders agreement (the "Amended Stockholders Agreement") was executed among Luis Goyzueta, the Chief Executive Officer and a director of the Issuer, Peru I and Peru II and the Issuer. The Amended Stockholders Agreement amends and restates in its entirety the stockholders agreement, dated as of September 12, 2007, by and among Mr. Goyzueta, Peru I, Peru I and the Issuer. Under the Amended Stockholders Agreement, Mr. Goyzueta agreed to vote or take any such other action as may be reasonably requested to cause up to a total of three individuals designated by Peru I and Peru II or any permitted transferee of more than 50% of the Notes to be elected to the Issuer's board of directors (each, a "Plainfield Director").

Item 7. Material to Be Filed as Exhibits

ITEM 7 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

1. Limited Power of Attorney is incorporated by reference to Exhibit 1 of the Initial Statement.

2. Joint Filing Agreement, dated September 21, 2007, by and among Asset Management, Master Fund, Peru I, Peru II and Max Holmes is incorporated by reference to Exhibit 2 of the Initial Statement.

3. Voting Agreement, dated September 12, 2007, by and among Master Fund, Peru I, Peru II, the Issuer and the stockholders listed therein is incorporated by reference to Exhibit 3 of the Initial Statement.

4. Stockholders Agreement, dated September 12, 2007, by and among Peru I, Peru II, the Issuer and Luis Goyzueta is incorporated by reference to Exhibit 4 of the Initial Statement.

5. Securities Purchase Agreement, dated September 12, 2007, by and among Peru I, Peru II and the Issuer is incorporated by reference to Exhibit 5 of the Initial Statement.

6. $10,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer is incorporated by reference to Exhibit 6 of the Initial Statement.

7. Stock Purchase Warrant issued to Peru II by the Issuer, dated September 12, 2007, is incorporated by reference to Exhibit 7 of the Initial Statement.

8. Stock Purchase Warrant exercisable into 122,605 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008.

9. Stock Purchase Warrant exercisable into 2,166,667 shares of Common Stock, issued to Peru II by the Issuer, dated January 24, 2008.

10. Amended and Restated Stockholders Agreement, dated as of March 26, 2008, by and among the Issuer, Luis Goyzueta, Peru I and Peru II.

11. First Amendment to Securities Purchase Agreement, dated as of March 26, 2008, by and among the Issuer, Peru I and Peru II.

12. $5,000,000 10%/12% Senior Convertible PIK Election Note issued to Peru I by the Issuer.

13. First Amendment to Amended and Restated Bylaws of the Issuer, dated as of March 26, 2008.

14.  Agreement, dated as of March 13, 2008, by the Issuer and the Borrowers.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 2008

                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual

                                       PLAINFIELD PERU I LLC


                                       By: /s/ Steven Segaloff
                                           -------------------------------------
                                           Steven Segaloff
                                           Senior Vice President

                                       PLAINFIELD PERU II LLC


                                       By: /s/ Steven Segaloff
                                           -------------------------------------
                                           Steven Segaloff
                                           Senior Vice President

                                       PLAINFIELD ASSET MANAGEMENT LLC


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel

                                       MAX HOLMES


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact*

* Duly authorized pursuant to Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, incorporated by reference to Exhibit 1 of the Initial Statement.